

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2019

Douglas J. Swirsky
President, Chief Executive Officer and Director
REXAHN PHARMACEUTICALS, INC.
15245 Shady Grove Rd
Suite 455
Rockville, Maryland 20850

> Re: **REXAHN PHARMACEUTICALS, INC.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Exhibit No. 10.1**
> **Filed August 7, 2019**
> **File No. 001-34079**

Dear Mr. Swirsky:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance